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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 WASH., DC 101

SEC FILE NUMBER
8- 41868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37000 TWELVE MILE ROAD, SUITE 101
(No. and Street)

FARMINGTON HILLS (City) MI (State) 48331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL MCEVILLY 248-489-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERGER, GHERSI & LADUKE PLC
(Name – *if individual, state last, first, middle name*)

43940 WOODWARD AVENUE, SUITE 200 BLOOMFIELD HILLS, MI 48302
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL MCEVILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP INVESTMENT SERVICES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VPO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

FINANCIAL STATEMENTS
December 31, 2014

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

TABLE OF CONTENTS
December 31, 2014

Berger, Ghersi & LaDuke PLC

CERTIFIED PUBLIC ACCOUNTANTS

43940 Woodward Avenue, Suite 200
Bloomfield Hills, Michigan 48302-5026
(248) 333-3680 Fax (248) 333-0226
Website: bglcpas.com

42850 Garfield, Suite 104
Clinton Township, Michigan 48038-5026
(586) 286-9222

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

We have audited the accompanying financial statements of

GLP Investment Services, LLC
(a Michigan limited liability company)

which comprise the Statement of Financial Condition as of December 31, 2014, and the related Statement of Income, Members' Capital and Cash Flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GLP Investment Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GLP Investment Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of GLP Investment Services, LLC's financial statements. The supplemental information on pages 9 and 10 is the responsibility of GLP Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presently in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on pages 9 and 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berger Ghersi & LaDuke

BERGER, GHERSI & LADUKE, PLC
Certified Public Accountants

Bloomfield Hills, Michigan
February 25, 2015

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	188,721
Receivables from broker-dealers and clearing organization		117,443
Employee advance		1,000
Prepaid license		19,572
Prepaid other expenses		24,750
NASD membership, net of amortization of $1,870		45,380
Office equipment, at cost, less accumulated depreciation of $15,597		816
Total assets	$	397,682

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Payables to commissioned agents	$	79,855
Accounts payable, accrued expenses and other liabilities		3,284
Total liabilities		83,139
Members' capital		314,543
Total liabilities and members' capital	$	397,682

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF INCOME
For the year ended December 31, 2014

		Amount	Percent
Revenues:			
Commissions	$	3,472,747	99.3 %
Other income		23,182	0.7
Interest income		5	-
Total revenues		3,495,934	100.0
Expenses:			
Commissions paid to agents		2,544,925	72.8
Employee compensation and benefits		478,022	13.7
Commissions refunded		27,000	0.8
Rent		9,252	0.3
Professional fees		83,171	2.4
Licenses		37,286	1.1
Depreciation		758	-
Printing and reproduction		6,796	0.2
Other expenses		62,360	1.8
Total expenses		3,249,570	93.1
Net income	$	246,364	6.9 %

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF MEMBERS' CAPITAL
For the year ended December 31, 2014

Balance, January 1,	$	256,179
Net income		246,364
Member distributions		(188,000)
Balance, December 31,	$	314,543

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	246,364
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		758
(Increase) decrease in:		
Receivables from broker-dealers and clearing organization		(61,719)
Employee advance		(1,000)
Prepaid licenses		(3,152)
Prepaid expenses		(24,750)
Increase (decrease) in:		
Payables to commissioned agents		36,891
Accounts payable, accrued expense and other liabilities		(33,472)
Net cash provided by operating activities		159,920
Cash flows from financing activities:		
Distributions to members		(188,000)
Net decrease in cash		(28,080)
Cash, beginning of year		216,801
Cash, end of year	$	188,721

The accompanying notes are an integral part of these financial statements.

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Nature of business - **GLP Investment Services, LLC** (the "Company") is a Michigan limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Revenue recognition - The Company recognizes revenue commissions on a trade-date basis as securities transactions occur. Commission expense payable to independent agents is accrued at the time the corresponding revenue is accrued.

Income taxes – As a limited liability Company, income or loss is allocated to the members based on their ownership percentages. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the members on their income tax returns.

The Company is no longer subject to federal tax examinations by tax authorities for years before 2011 and state returns for years before 2010.

Cash and cash equivalents - For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The beginning cash balance on the Statement of Cash Flows is consistent with this treatment.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates primarily relate to the collectability of accounts receivable and estimates of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

NASD Membership - The NASD membership is recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment has not occurred in 2014. The NASD membership was being amortized over a period of forty years prior to adoption of FASB ASC Topic 350 on goodwill and other intangibles (see Note B).

Property and equipment - Office equipment is carried at cost. Office equipment as presented on the balance sheet is depreciated over the estimated life using the straight-line, declining balance or other statutory method which is designed to amortize the cost of assets in a manner most beneficial to the Company while approximating their estimated useful lives. Depreciation expense totaled $758 for the year ended December 31, 2014.

Financial instruments and concentration of credit risk - Financial instruments which subject the Company to concentrations of credit risk consist primarily of receivables from broker-dealers and clearing organizations and payables to commissioned agents. In addition, the Company has concentrated its credit risk by maintaining deposits in financial institutions in excess of the federally insured limits at various times throughout the year.

Trade receivables - Trade receivables, which are uncollateralized, from Broker-Dealers are reported at the amount management expects to collect from the outstanding balance. Management believes that all accounts receivables will be collected and there have been no charge offs during the year ended December 31, 2014.

NOTE B - Adoption of FASB ASC Topic 350

In 2002, the Company adopted FASB ASC Topic 350 on goodwill and other intangibles. This established new accounting and reporting standards for goodwill and other intangible assets whereas intangible assets with indefinite lives are no longer amortized, but rather tested annually for impairment. The Company's NASD membership is deemed to have an indefinite useful life; therefore, the Company ceased amortization effective January 1, 2002. The Company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment loss had been realized during the year ended December 31, 2014.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of approximately $144,778, and net capital requirements of $5,543. The Company's ratio of aggregate indebtedness to capital at December 31, 2014 was 0.57 to 1.

There is no material difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's Filing included in the FOCUS Report – Part IIA as of December 31, 2014.

NOTE D - Related Party Transactions

Companies related through common ownership and management share office space and support. Pursuant to an agreement with related companies, **GLP Investment Services, LLC** pays for support services and for its allocated use of its office space and all office equipment, telephone systems, and other expenses such as office supplies, postage, delivery, messenger, marketing and travel. Rent expense paid or accrued to the related entity for the years ended December 31, 2014 was $9,252. Support service fees paid during the December 31, 2014 year ended were $34,620. The amount due the related party at December 31, 2014 was $0.

NOTE E - Subsequent Events

The Company has evaluated subsequent events through February 25, 2015, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

SCHEDULE 1

Aggregate indebtedness		$ 83,139
Net worth		$ 314,543
Deductions:		
12b-1 fees receivable	$ 78,247	
NASD membership	45,380	
Office equipment	816	
Employee advance	1,000	
Prepaid license	19,572	
Prepaid expense	24,750	
Total deductions		169,765
Net capital		144,778
Minimum required net capital		5,543
Capital in excess of minimum requirement		$ 139,235
Ratio of aggregate indebtedness to Net Capital		0.57 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2014).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 144,779
Net capital, as reported on Schedule 1	$ 144,778

See Independent Auditor's Report.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

GLP Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(i), as a broker-dealer, "doing limited business (mutual funds and/or variable annuities only)."

See Independent Auditor's Report.

Berger, Ghersi & LaDuke PLC

CERTIFIED PUBLIC ACCOUNTANTS

43940 Woodward Avenue, Suite 200
Bloomfield Hills, Michigan 48302-5026
(248) 333-3680 Fax (248) 333-0226
Website: bglcpas.com

42850 Garfield, Suite 104
Clinton Township, Michigan 48038-5026
(586) 286-9222

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by GLP Investments Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating GLP Investments Services, LLC's compliance with the applicable instructions of Form SIPC-7. GLP Investment Services, LLC's management is responsible for GLP Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment required per Form SIPC-7 with respective cash disbursements records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2014, noting differences.

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules, workpapers and general ledger noting differences relating only to reclassifications of expense amounts (from audit adjustments) in revenue to the balance sheet (during the fourth quarter) to avoid presentation of negative expenses.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expressing of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BERGER, GHERSI & LADUKE, PLC
Certified Public Accountants

Bloomfield Hills, Michigan
February 25, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2550********************MIXED AADC 220
041868 FINRA DEC
GLP INVESTMENT SERVICES LLC
37000 W TWELVE MILE RD STE 101
FARMINGTON HILLS MI 48331

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

______
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLP Investment Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of February, 20 23.

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 3,554,475
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,554,475
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,554,475
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)

Berger, Ghersi & LaDuke PLC

CERTIFIED PUBLIC ACCOUNTANTS

43940 Woodward Avenue, Suite 200
Bloomfield Hills, Michigan 48302-5026
(248) 333-3680 Fax (248) 333-0226
Website: bglcpas.com

42850 Garfield, Suite 104
Clinton Township, Michigan 48038-5026
(586) 286-9222

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GLP Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GLP Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(1) (the "exemption provisions") and (2) GLP Investment Services, LLC stated that GLP Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GLP Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GLP Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berger, Ghersi & LaDuke

BERGER, GHERSI & LADUKE PLC
Certified Public Accountants

Bloomfield Hills, Michigan
February 25, 2015

GLP INVESTMENT SERVICES, LLC

Member FINRA/SIPC

The Exemption Report

The following statements are made to the best knowledge and belief of Michael McEvilly as Managing Member of GLP Investment Services, LLC

I, Michael McEvilly, as the Managing Member of GLP Investment Services, LLC, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company *claimed* an exemption from 17 C.F.R. § 240.15c3-3: k(1) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2014 without exception.

Michael McEvilly

2/6/2015

Date

37000 Twelve Mile Road • Suite 101 • Farmington Hills • Michigan • 48331

Phone: (248) 489-0101 • (877) GLP-WINS • Fax: (248) 876-9657